Exhibit 99.2

NEWLEAD HOLDINGS LTD.

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A PREFERENCE SHARES

The undersigned, Michael S. Zolotas and Antonios Bertsos, hereby certify that:

1.          They are the Chief Executive Officer and Chief Financial Officer, respectively, of NewLead Holdings Ltd., a Bermuda company (the “Corporation”).

2.          The Corporation is authorized to issue 500,000,000 preference shares, of which none are currently designated, issued or outstanding.

3.          The following resolutions were duly adopted by the Board of Directors of the Corporation on March 4, 2014:

WHEREAS, the Memorandum of Association and Bye-laws of the Corporation provide for a class of its authorized share capital known as preference shares, comprised of 500,000,000 shares, $0.01 par value per share (the “Preference Shares”), issuable from time to time in one or more series;

WHEREAS, pursuant to the Bye-laws of the Corporation, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preference Shares and the number of shares constituting any series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid and as set forth in this Certificate of Designations of Preferences, Rights and Limitations of Series A Preference Shares, to designate the rights, preferences, restrictions and other matters relating to the Series A Preference Shares, which will consist of up to 10,000 Preference Shares which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of Preference Shares for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preference Shares as follows:

I.            Terms of Preference Shares.

A.           Designation and Amount. The series of Preference Shares are hereby designated as the Corporation’s Series A Preference Shares, par value of $0.01 per share (the “Series A Preference Shares”), which Series A Preference Shares will not be subject to increase without any consent of the holders of the Series A Preference Shares (each a “Holder” and collectively, the “Holders”) that may be required by applicable law.

B.           Ranking and Voting.

1.           Ranking. The Series A Preference Shares will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends with the Corporation’s Common Shares (“Common Shares”); (b) pari passu with respect to rights of liquidation with the Common Shares; (c) pari passu with respect to dividends and right of liquidation with the Corporation’s Series A Preference Shares; and (d) junior to all existing and future indebtedness of the Corporation. Without the prior written consent of the Holders of a majority of the outstanding Series A Preference Shares (voting separately as a single class), the Corporation may not issue any Series A Preference Shares or other Preference Shares that is not junior to, or pari passu, with the Series A Preference Shares in right of dividends and liquidation. Notwithstanding the foregoing, within 6 months of an Issuance Date, the Corporation may not issue any Series A Preference Shares or other Preference Shares that is pari passu with the Series A Preference Shares without the prior written consent of the Holders of a majority of the outstanding Series A Preference Shares (voting separately as a single class).

2.           Voting. Except as required by applicable law or as set forth herein, the holders of shares of Series A Preference Shares will have no right to vote on any matters, questions or proceedings of this Corporation including, without limitation, the election of directors.

C.           Dividends.

1.           Commencing on the date of the issuance of any such shares of Series A Preference Shares (each respectively an “Issuance Date”), each outstanding Series A Preference Share will accrue cumulative dividends (“Dividends”), at a rate equal to 10.75% per annum, subject to adjustment as provided herein (“Dividend Rate”), of the Series A Face Value. Dividends will be payable with respect to any shares of Series A Preference Shares upon any of the following: (a) upon redemption of such shares in accordance with Section I.F; (b) upon conversion of such shares in accordance with Section I.G; and (c) when, as and if otherwise declared by the board of directors of the Corporation. Any calculation of the amount of such Dividends accrued and payable pursuant to the provisions of this Section I.C. will be made based on a 365-day year, compounded annually.

2.           Dividends, as well as any applicable Embedded Dividend Liability payable hereunder, are payable at the Corporation’s election, (a) in cash, or (b) in Common Shares valued at the volume weighted average price of the Common Shares for the applicable Equity Conditions Measuring Period, not to exceed 85.0% of the Closing Price on any of the Trading Days during the Equity Conditions Measuring Period.

3.           So long as any Series A Preference Shares are outstanding, no dividends or other distributions will be paid, declared or set apart with respect to any Common Shares. The Common Shares will not be redeemed while the Series A Preference Shares are outstanding.

D.           Protective Provision. So long as any Series A Preference Shares are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the Series A Preference Shares then outstanding (voting separately as one class), (i) alter or change adversely the powers, preferences or rights given to the Series A Preference Shares or alter or amend this Certificate of Designations, (ii) authorize or create any class of shares ranking as to distribution of dividends senior to the Series A Preference Shares, (iii) amend its Memorandum of Association or Bye-laws in breach of any of the provisions hereof, (iv) increase the authorized number of Series A Preference Shares, (v) liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event (as defined below), or (vi) enter into any agreement with respect to the foregoing.

1.           A “Deemed Liquidation Event” will mean: (a) a merger, amalgamation or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares in its capital pursuant to such merger, amalgamation or consolidation, except any such merger, amalgamation or consolidation involving the Corporation or a subsidiary in which the shares in the capital of the Corporation outstanding immediately prior to such merger, amalgamation or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger, amalgamation or consolidation, at least a majority, by voting power, of the share capital or capital stock of the surviving or resulting corporation or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, amalgamation or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.           The Corporation will not have the power to effect a Deemed Liquidation Event referred to in Section I.D.1 unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the shareholders of the Corporation will be allocated among the shareholders of the Corporation in accordance with Section I.E.

E.           Liquidation.

1.           Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, pari passu with any distribution or payment made to the holders of Series A Preference Shares and Common Shares by reason of their ownership thereof, the Holders of Series A Preference Shares will be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount with respect to each Series A Preference Share equal to $10,000.00 (“Series A Face Value”), plus any accrued but unpaid Dividends thereon (collectively with the Series A Face Value, the “Series A Liquidation Value”). If, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the amounts payable with respect to the Series A Preference Shares are not paid in full, the holders of Series A Preference Shares will share equally and ratably with the holders of shares of Series A Preference Shares and Common Shares in any distribution of assets of the Corporation in proportion to the liquidation preference and an amount equal to all accumulated and unpaid Dividends, if any, to which each such holder is entitled.

2.           If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation will be insufficient to make payment in full to all Holders, then such assets will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

F.           Redemption.

1.           Corporation’s Redemption Option. Upon or after 7 years after the Issuance Date (“Dividend Maturity Date”), the Corporation will have the right, at the Corporation’s option, to redeem all or a portion of the Series A Preference Shares, at a price per share equal to 100% of the Series A Liquidation Value.

2.           Early Redemption. Prior to redemption pursuant to Section I.F.1 hereof, the Corporation will have the right, at the Corporation’s option, to redeem all or a portion of the Series A Preference Shares at any time or times after the Issuance Date of such Series A Preference Shares, at a price per share (the “Early Redemption Price”) equal to the sum of the following: (a) the Series A Face Value, plus (b) the Embedded Dividend Liability for the applicable redemption or conversion, less (c) any Dividends that have been paid.

3.           Credit Risk Adjustment. Notwithstanding any other provision, the Dividend Rate shall adjust upward by an amount equal to the Credit Spread Adjustment for each amount, if any, equal to the Adjustment Factor, or any portion thereof that the Measuring Metric falls below the Minimum Triggering Level. The Dividend Rate shall adjust downward by an amount equal to the Credit Spread Adjustment for each amount, if any, equal to the Adjustment Factor that the Measuring Metric rises above the Maximum Triggering Level. The adjusted Dividend Rate for each Series A Liquidation Amount, Embedded Dividend Liability, Early Redemption Price, or Dividend, as applicable, shall be determined based upon the volume weighted average price of the Common Shares for the applicable Equity Conditions Measuring Period, not to exceed the Closing Price on any of the Trading Days during the Equity Conditions Measuring Period.

4.           Mandatory Redemption. If the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or effect any Deemed Liquidation Event, the Corporation will redeem the Series A Preference Shares, at the Early Redemption Price set forth in Section I.F.2 if the event is prior to the 7-year anniversary of the Issuance Date, or the Series A Liquidation Value if the event is on or after the 7-year anniversary of the Issuance Date.

5.           Mechanics of Redemption. If the Corporation elects to redeem any of the Holders’ Series A Preference Shares then outstanding, it will deliver written notice thereof via facsimile and overnight courier (“Notice of Redemption at Option of Corporation”) to each Holder, which Notice of Redemption at Option of Corporation will indicate (a) the number of Series A Preference Shares that the Corporation is electing to redeem and (b) the applicable Early Redemption Price or Series A Liquidation Value.

6.           Payment of Redemption Price. Upon receipt by any Holder of a Notice of Redemption at Option of Corporation, such Holder will promptly submit to the Corporation such Holder’s Series A Preference Shares certificates. Upon receipt of such Holder’s Series A Preference Shares certificates, the Corporation will pay the Early Redemption Price or Series A Liquidation Value, as applicable, to such Holder in cash.

G.           Conversion.

1.           Mechanics of Conversion.

a.           Subject to the terms and conditions hereof, one or more of the Series A Preference Shares may be converted, in part or in whole, into f Common Shares, at any time or times after the Issuance Date, at the option of Holder or the Corporation, by (i) if at the option of Holder, delivery of one or more written notices to the Corporation (each, a “Holder Conversion Notice”), of the Holder’s election to convert the Series A Preference Shares or of additional Common Shares then due with regard to a prior conversion, and stating the number of shares to which Holder is then entitled, or (ii) if at the option of the Corporation, if the Equity Conditions are met, delivery of written notice to Holder (each, a “Corporation Conversion Notice” and, with the Holder Conversion Notices, each a “Conversion Notice”), of the Corporation’s election to convert the Series A Preference Shares. On the same Trading Day on which the Corporation has received or issued a Conversion Notice by 11:59 a.m. Eastern time, or the following Trading Day if received after such time or on a non-Trading Day, (each, a “Notice Date”), the Corporation shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of the Holder Conversion Notice or issuance of the Corporation Conversion Notice to the Holder and the Corporation’s transfer agent (the “Transfer Agent”) and shall either (a) only if Corporation is not approved through The Depository Trust Corporation (DTC), issue and surrender to a common carrier for overnight delivery to the address as specified in the Conversion Notice a certificate bearing no restrictive legend, registered in the name of Holder or its designee, for the number of Conversion Shares to which Holder is then entitled as set forth in the Conversion Notice, or (b) if the Corporation is approved through DTC, authorize the credit by the Transfer Agent of such aggregate number of Conversion Shares to which Holder is then entitled, as set forth in the Conversion Notice, to Holder’s or its designee’s balance account with the DTC Fast Automated Securities Transfer (FAST) Program, through its Deposit/Withdrawal at Custodian (DWAC) system, time being of the essence.

b.           If the Corporation shall fail, for any reason, to issue or cause to be issued to the Holder, within 3 Trading Days after receipt of the applicable Conversion Notice, the number of Conversion Shares to which the Holder is entitled as stated in the Conversion Notice, then, in addition to all other remedies available to the Holder, the Corporation shall pay in cash to the Holder on each day after such 3rd Trading Day that the issuance of such Conversion Shares is not timely effected an amount equal to 2% of the product of (i) the aggregate number of Conversion Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (ii) the highest Closing Price of the Common Shares between the date on which the Corporation should have issued such shares to the Holder and the actual date of receipt by Holder.

c.           No fractional Common Shares are to be issued upon conversion of Series A Preference Shares, but rather the Corporation shall issue to Holder scrip or warrants in registered form (certificated or uncertificated) which shall entitle Holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share.

d.           The Holder shall not be required to deliver the original certificates for the Series A Preference Shares in order to effect a conversion hereunder.

e.           The Corporation shall pay any and all taxes which may be payable with respect to the issuance and delivery of any Conversion Shares.

2.           Holder Conversion. In the event of a conversion of any Series A Preference Shares pursuant to an Holder Conversion Notice, the Corporation shall (a) satisfy the Embedded Dividend Liability as provided in Section I.C.2, and (b) issue to the Holder of such Series A Preference Shares a number of Conversion Shares equal to (i) the Series A Face Value multiplied by (ii) the number of such Series A Preference Shares subject to the Holder Conversion Notice divided by (iii) the applicable Conversion Price with respect to such Series A Preference Shares.

3.           Corporation Conversion. The Corporation shall have the right to send the Holder a Corporation Conversion Notice in the event that (x) the Closing Price of the Common Shares exceeds 300% of the Series A Conversion Price for any 20 consecutive Trading Days and (y) the Equity Conditions are met as of the time such Company Conversion Notice is given. Upon any conversion of any Series A Preference Shares pursuant to a Corporation Conversion Notice, the Corporation shall (a) satisfy the Embedded Dividend Liability as provided in Section I.C.2,, and (b) issue to the Holder of such Series A Preference Shares a number of Conversion Shares equal to (i) the Series A Face Value multiplied by (ii) the number of such Series A Preference Shares subject to the Holder Conversion Notice divided by (iii) the applicable Conversion Price with respect to such Series A Preference Shares.

4.           Share Splits. If the Corporation at any time on or after the filing of this Certificate of Designations subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the applicable Conversion Price, Adjustment Factor, Maximum Triggering Level, Minimum Triggering Level, and other share based metrics in effect immediately prior to such subdivision will be proportionately reduced and the number of Common Shares issuable will be proportionately increased. If the Corporation at any time on or after such Issuance Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the applicable Conversion Price, Adjustment Factor, Maximum Triggering Level, Minimum Triggering Level, and other share based metrics in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

5.           Rights. In addition to any adjustments pursuant to Section I.G.4, if at any time the Corporation grants, issues or sells any options, convertible securities or rights to subscribe for stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Subscription Rights”), then Holder will be entitled to acquire, upon the terms applicable to such Subscription Rights, the aggregate Subscription Rights which Holder could have acquired if Holder had held the number of Common Shares acquirable upon conversion of all Series A Preference Shares held by Holder immediately before the date on which a record is taken for the grant, issuance or sale of such Subscription Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Subscription Rights.

6.           Definitions. For purposes of this Section I.G, the following terms shall have the following meanings:

a.           “Adjustment Factor” means $0.05 per Common Share.

b.           “Closing Price” means, for any security as of any date, the last closing bid price for such security on the Trading Market, or, if the Trading Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00 p.m., Eastern time, or, if the Trading Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security, or, if no closing bid price is reported for such security, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

c.           “Conversion Price” means a price per Common Share equal to $1.00 per Common Share, subject to adjustment as otherwise provided herein.

d.           “Conversion Shares” means Common Shares issuable upon conversion of Series A Preference Shares.

e.           “Credit Spread Adjustment” means 98.45 basis points.

f.            “Embedded Dividend Liability” for each Series A Preference Share means the Series A Face Value, multiplied by the product of (i) the applicable Dividend Rate, and (ii) the number of whole years between the Issuance Date and the Dividend Maturity Date.

g.           “Equity Conditions” means (i) on each day during the period beginning 30 Trading Days prior to the applicable Notice Date or other date of determination, and ending 30 Trading Days after the later of such date or when all applicable Conversion Shares have actually been received into Holder’s designated brokerage account in electronic form and fully cleared for trading (the “Equity Conditions Measuring Period”), the Common Shares (A) is not under chill or freeze from The Depository Trust Company, (B) is designated for quotation on the Trading Market and shall not have been suspended from trading on such exchange or market, and (C) delisting or suspension by the Trading Market has not been threatened or pending either in writing by such exchange or market or by falling below the then effective minimum listing maintenance requirements of such exchange or market, other than either the minimum bid price or market capitalization; (ii) during the Equity Conditions Measuring Period, the Corporation shall have delivered Conversion Shares upon all conversions or redemptions of the Series A Preference Shares in accordance with their terms to the Holder on a timely basis; (iii) the Corporation shall have no knowledge of any fact that would cause both of the following (1) to the extent a registration statement has been filed, it is not available for the issuance of the Conversion Shares; and (2) Section 3(a)(9) under the Securities Act of 1933, as amended, not to be available for the issuance of the Conversion Shares, or Securities Act Regulation S and Securities Act Rule 144 not to be available for the immediate resale of all the Conversion Shares underlying the Series A Preference Shares; and (iv) the Corporation otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any Transaction Document.

h.           “Measuring Metric” means the volume weighted average price of the Common Shares on any Trading Day following the Issuance Date of the Series A Preference Shares.

i.            “Maximum Triggering Level” means $1.15 per Common Share.

k.          “Minimum Triggering Level” means $0.85 per Common Share.

p.           “Trading Day” means any day on which the Common Shares are traded on the Trading Market.

v.           “Trading Market” means NASDAQ or whatever is at the time the principal U.S. trading exchange or market for the Common Shares, excluding OTC Pink Limited Information or below. All Trading Market data shall be measured as provided by the appropriate function of the Bloomberg Professional service of Bloomberg Financial Markets or its successor performing similar functions.

7.           Issuance Limitations. Notwithstanding any other provision of this Certificate of Designations, at no time may the Corporation issue Common Shares pursuant to this Certificate of Designations if the number of Common Shares to be issued, (1) when aggregated with all other Common Shares then beneficially (or deemed beneficially) owned by Holder, would result in Holder owning, on the date of such proposed issuance, more than 9.99% of all Common Shares outstanding as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

H.           Share Register. The Corporation will keep at its registered office, or at the offices of the transfer agent, a register of the Series A Preference Shares, which shall be prima facie indicia of ownership of all outstanding Series A Preference Shares. Upon the surrender of any certificate representing Series A Preference Shares at such place, the Corporation, at the request of the record Holder of such certificate, will execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares as is requested by the Holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate.

II.           Miscellaneous.

A.           Notices. Any and all notices to the Corporation will be addressed to the Corporation’s Chief Executive Officer at the Corporation’s principal place of business on file with Bermuda. Any and all notices or other communications or deliveries to be provided by the Corporation to any Holder hereunder will be in writing and delivered personally, by electronic mail or facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder will be deemed given and effective on the earliest of (1) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section II.A prior to 5:30 p.m. Eastern time, (2) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this section later than 5:30 p.m. but prior to 11:59 p.m. Eastern time on such date, (3) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (4) upon actual receipt by the party to whom such notice is required to be given.

B.           Lost or Mutilated Preference Share Certificate. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Series A Preference Shares, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

C.           Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and will not be deemed to limit or affect any of the provisions hereof.

RESOLVED, FURTHER, that the chairman, chief executive officer, chief financial officer, president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare a Certificate of Designation of Preferences, Rights and Limitations of Series A Preference Shares in accordance with the foregoing resolution and the provisions of the Bermuda Companies Act.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designations for and on behalf of Newlead Holdings Ltd. this 4th day of March 2014.

Signed:	/s/ Michael S. Zolotas
Name:	Michael S. Zolotas
Title:	Chief Executive Officer

Signed:	/s/ Antonios Bertsos
Name:	Antonios Bertsos
Title:	Chief Financial Officer

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